UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549	SEC FILE NUMBER: 0-16640 CUSIP NUMBER: 90944L103

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR
	For Period Ended:	June 30, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Part I (Financial Information), Items 1 through 4; Part II (Other Information), Item 6, Exhibits 31 and 32.

PART I - REGISTRANT INFORMATION

United Bancorp, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

2723 South State Street
Address of Principal Executive Office (Street and Number)

Ann Arbor, Michigan 48104
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

United Bancorp, Inc. (the "Company") was not able to file timely a complete Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 ("Second Quarter 2010 Form 10-Q") by the required due date without unreasonable effort and expense because the Company's unaudited consolidated financial statements for the quarter ended June 30, 2010 have not been finalized. The delay in completing the financial statements is primarily attributable to the timing of an examination of our wholly-owned subsidiary, United Bank & Trust (the "Bank"), by its primary regulators, the Federal Deposit Insurance Corporation (the "FDIC") and the Michigan Office of Financial and Insurance Regulation ("OFIR"). The Company is currently engaged in discussions with the FDIC and OFIR regarding the Bank's allowance for loan losses as of June 30, 2010. As a result of these ongoing discussions with the FDIC and OFIR, the Company is still finalizing its unaudited consolidated financial statements and related disclosures for the quarter ended June 30, 2010. The Company has engaged an independent consultant to conduct an external loan review and expects to receive the results of this review imminently. Management intends to consider the results of its examination by the FDIC and OFIR and the findings of the Bank's external loan review when management determines the amount of the allowance for loan losses as of June 30, 2010 and finalizes the Company's unaudited consolidated financial statements and related disclosures for the quarter ended June 30, 2010. The Company anticipates filing, by amendment to the Second Quarter 2010 Form 10-Q filed with the Commission on August 16, 2010, a complete Second Quarter 2010 Form 10-Q no later than August 23, 2010.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Randal J. Rabe, EVP and CFO	517	423-1755
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒  Yes            ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes            ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management currently estimates that the Company will report net interest income before the provision for loan losses for the second quarter of 2010 of $7,677,000, as compared to $7,913,000 during the prior year comparable period. Non-interest income is anticipated to be $3,709,000 and non-interest expense is anticipated to be $8,298,000 for the second quarter of 2010, as  compared to $4,713,000 and $8,699,000, respectively, for the second quarter of 2009.  The decline in noninterest income in the second quarter of 2010 reflects a substantial decrease in fee income related to the sale and servicing of residential mortgage loans on the secondary market compared to the same period of 2009. However, the income earned in this category during the second quarter of 2009 resulted from unusually high levels of residential mortgage loans sold on the secondary market during that period.

During the second quarter of 2009, the Company recorded a provision for loan losses of $5.4 million. As disclosed in Part III, the Company is currently engaged in discussions with the FDIC and OFIR regarding the Bank's allowance for loan losses and the amount of the provision for loan losses for the quarter ended June 30, 2010.  The amount of the Company's provision for loan losses for the quarter ended June 30, 2010 will likely be at least at the levels incurred in the second quarter of 2009, and could be materially higher than those levels.  However, at this time, management is unable to quantify what additional amount, if any, may be provided for loan losses compared to the amount expensed in the second quarter of 2009. For the second quarter of 2009, the Company reported a consolidated net loss of $762,000. The Company expects that the consolidated net loss for the quarter ended June 30, 2010 will be higher than in the second quarter of 2009.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements, which are identifiable by words or phrases such as "expects", "intends", "anticipates", "estimates", "could be" and variations of such words and similar expressions. These statements include, among others, statements related to the amount of the Bank's allowance for loan losses and our operating results as of June 30, 2010, the possible outcome of our discussions with the FDIC and OFIR regarding the Bank's allowance for loan losses as of June 30, 2010, the timing of the Bank's external loan review, and the timing of filing of a complete Quarterly Report on Form 10-Q for the quarter ended June 30, 2010. Management's determination of the provision and allowance for loan losses involves judgments that are inherently forward-looking. There can be no assurance that future loan losses will be limited to the amounts estimated. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. United Bancorp, Inc. undertakes no obligation to update, clarify or revise forward-looking statements to reflect developments that occur or information obtained after the date of this Form 12b-25.

United Bancorp, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned Thereunto duly authorized.

Date:	August 16, 2010	By	/s/ Randal J. Rabe
Randal J. Rabe

		Its	Executive Vice President and Chief Financial Officer